IRON STAR DEVELOPMENT, INC.
175 South Main Street, No. 1212
Salt Lake City, Utah 84111
Telephone: 801-596-3337


December 14, 2004

Ms. Goldie B. Walker
Mr. John D. Reynolds, Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Iron Star Development, Inc., Your file No. 0-51013
          Registration Statement on Form 10-SB
          Filed on November 5, 2004.
          Comment letter date: November 10, 2004

Dear Ms. Walker and Mr.  Reynolds:

     The undersigned as president of the above-referenced Company makes the following written statement acknowledging the following:

     1. The Company is responsible for the adequacy and accuracy of the disclosures in the filings;
     2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
     3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please call me if you have any questions.


                              Very truly yours,
                              Iron Star Development, Inc.

                              By ____________________________
                              Wallace Boyack, President